UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPTINOSE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

68404V100

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68404V100	SCHEDULE 13G	Page 1 of 10 Pages

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,523,017*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,523,017*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,523,017*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

CUSIP No. 68404V100	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,024,096*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,024,096*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,024,096*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

CUSIP No. 68404V100	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,620,164*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,620,164*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,164*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

CUSIP No. 68404V100	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 878,757*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 878,757*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,757*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.

Item 1(a).	Name of Issuer

OptiNose, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1020 Stony Hill Road, Suite 300

Yardley, Pennsylvania 19067

Item 2.	(a) Name of Person

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Avista Capital Partners II GP, LLC

(ii)	Avista Capital Partners II, L.P.

(iii)	Avista Capital Partners (Offshore) II, L.P.

(iv)	Avista Capital Partners (Offshore) II-A, L.P.

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

c/o Avista Capital Partners

65 East 55th Street, 18th Floor

New York, NY 10022

(c) Citizenship

Avista Capital Partners II GP, LLC and Avista Capital Partners II, L.P.: Delaware

Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.: Bermuda

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP Number

68404V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Avista Capital Partners II GP, LLC	15,523,017	37.7%	0	15,523,017	0	15,523,017
Avista Capital Partners II, L.P.	11,024,096	26.7%	0	11,024,096	0	11,024,096
Avista Capital Partners (Offshore) II, L.P.	3,620,164	8.8%	0	3,620,164	0	3,620,164
Avista Capital Partners (Offshore) II-A, L.P.	878,757	2.1%	0	878,757	0	878,757

(a)

Avista Capital Partners II GP, LLC serves as the general partner of Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P. By virtue of these relationships, Avista Capital Partners II GP, LLC may be deemed to share beneficial ownership of the 11,024,096 shares of Common Stock held by Avista Capital Partners II, L.P., the 3,620,164 shares of Common Stock held by Avista Capital Partners (Offshore) II, L.P., and the 878,757 shares of Common Stock held by Avista Capital Partners (Offshore) II-A, L.P. Voting and disposition decisions at Avista Capital Partners II GP, LLC with respect to those shares are made by an investment committee, the members of which include Sriram Venkataraman, who serves as a director of OptiNose, Inc. Each of the members of the investment committee disclaims beneficial ownership of these securities.

(b)

Based on a total of 41,227,530 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and filed with the SEC on November 13, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

EXHIBIT INDEX

Exhibit No.

A	Joint Filing Agreement, dated February 2, 2018 among Avista Capital Partners II GP, LLC, Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P. Incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on February 6, 2018 (Commission File No. 005-90169).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

AVISTA CAPITAL PARTNERS II GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.
By:	Avista Capital Partners II GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative